Commerce Court West, 199 Bay Street

P.O. Box 247, Suite 4405

Toronto, Ontario

Canada M5L 1E8

+1.416.360.8484

August 16, 2019

SUBMISSION VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of International Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ellie Quarles and Michael Coco

Re:	Province of Ontario
Registration Statement under Schedule B
Submitted July 12, 2019
File No. 333-232626

Form 18-K for Fiscal Year Ended March 31, 2018, as amended
Filed December 18, 2018, January 29, 2019, February 7, 2019, February 13, 2019, April 15, 2019, April 25, 2019, and June 20, 2019
File No. 002-31357

Ms. Quarles and Mr. Coco:

On behalf of our client, the Province of Ontario (the “Province”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), as contained in your letter dated August 7, 2019 (the “Comment Letter”) to the Province regarding the Province’s above-referenced registration statement (File No. 333-232626) under Schedule B filed with the SEC (the “Registration Statement”) on July 12, 2019 and the Province’s above-referenced Form 18-K for the fiscal year ended March 31, 2018 (File No. 333-232626) filed with the SEC on December 18, 2018, as subsequently amended (the “Form 18-K”).

To facilitate your review of the Province’s responses, we have repeated each of your comments in italics followed immediately by the response of the Province to that particular comment. Simultaneously with the transmission of this letter, the Province is submitting via EDGAR its Amendment No. 1 to the Registration Statement under Schedule B (the “Amended Registration Statement”) and Amendment No. 9 to its Form 18-K (the “Amended Form 18-K”), responding to the Staff’s comments and reflecting certain other updates. Please note that capitalized terms used but not otherwise defined in this letter have the meanings ascribed to such terms in the Registration Statement. Page numbers in the text of the Company’s responses correspond to page numbers in the Amended Registration Statement and Amended Form 18-K, as applicable.

SHEARMAN.COM

Shearman & Sterling LLP is a limited liability partnership organized in the United States under the laws of the state of Delaware, which laws limit the personal liability of partners.

*****

General

1.	To the extent possible, please update all statistics and information to provide the most recent data.

In response to the Staff’s comment, the Province respectfully advises the Staff that the Registration Statement, Form 18-K, and the documents incorporated by reference therein include the most recent statistics and information available to the Province.

Schedule B

General

2.	Where appropriate, please discuss any potential material effects of the pending approval in the United States of the USMCA and Brexit on the economy.

In response to the Staff’s comment, the Province has provided additional disclosure in Exhibit 99.11 to the Amended Form 18-K to discuss the potential material effects of the Canada-United States-Mexico Agreement (“CUSMA”) and Brexit, respectively, on the Province’s economy.

Where You Can Find More Information, page 2

3.	Please specifically incorporate by reference all amendments to Form 18-K filed and disclose the filing dates of each amendment. We note that we issued this comment in 2016.

In response to the Staff’s comment, the Province has revised its disclosure on page 2 of the Amended Registration Statement to specifically incorporate by reference the amendments to Form 18-K and disclose the filing dates of each amendment.

Canadian Income Tax Considerations, page 7

4.	Please delete the statement that “[t]his summary is of a general nature only.” We note that we issued this comment in 2016.

In response to the Staff’s comment, the Province has revised its disclosure on page 7 of the Amended Registration Statement to delete the statement that “[t]his summary is of a general nature only.”

Form 18-K

Exhibit 99.2

Ontario Savings Bonds, page 26

5.	Please disclose the interest rate for variable rate debt.

In response to the Staff’s comment, the Province has provided additional disclosure in Exhibit 99.11 to its Amended Form 18-K to disclose the interest rates for its variable rate Ontario Savings Bonds.

Ontario, Housing Market Indicators, 2014-2017, page 53

6.	Please discuss why the Province presents real residential construction in 2007 dollar whereas real economic data elsewhere is presented using chained 2012 dollars.

In response to the Staff’s comment, the Province has provided additional disclosure in Exhibit 99.11 to the Amended Form 18-K to present real residential construction data in chained 2012 dollars, rather than 2007 dollars.

Closing Comment

We remind you that the issuer is responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

The Province respectfully notes this comment.

*****

We thank the Staff in advance for its consideration of the Amended Registration Statement and Amended Form 18-K and hope the Staff finds that the foregoing answers are responsive to its comments. If you should have any questions or further comments with respect to the Amended Registration Statement or Amended Form 18-K, please do not hesitate to contact me at (212) 848-7974.

Very truly yours,

/s/ Jason Lehner Jason Lehner

cc:	Opallycia A. Kandelas
Province of Ontario
Ontario Financing Authority

3